[GRAPHIC OMITTED]Grupo Financiero Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       FIRST QUARTER ENDED MARCH 31, 2008

     o (Buenos Aires, Argentina, May 9, 2008) - Grupo Financiero Galicia S.A. ("Grupo Financiero Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2008, ended March 31, 2008.

NET INCOME FOR THE QUARTER ENDED MARCH 31, 2008

     o Net income for the first quarter ended March 31, 2008, was Ps. 36.2 million, or Ps. 0.029 per share, equivalent to Ps.0.29 per ADS.

     o This result was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. ("the Bank") (Ps.
          36.6 million) and in Sudamericana Holding (Ps. 4.1 million), which was partially offset by financial expenses and administrative expenses for Ps. 7.7 million.

     o    The Bank recorded a Ps. 38.7 million net income compared with a Ps.
          36.2 million loss in the same quarter of the previous year. This improvement was mainly attributable to the increase in the Bank's operating income as a result of the increase of its activity level and to the changes in its assets and liabilities structure.

     o As of March 31, 2008, the Bank's credit exposure to the private sector reached Ps. 14,148 million, 36.5% higher than as of the same date of the previous year, while its deposits in Argentina amounted to Ps. 13,635 million, 17.0% higher than as of March 31, 2007.

     o The table below shows results per share information, based on Grupo Financiero Galicia's financial statements.

                                             FY 2008            FY 2007
                                           ----------   -----------------------
                                               1Q           4Q           1Q
Earnings per Share                          03/31/08     12/31/07     03/31/07
----------------------------------------   ----------   ----------   ----------
Total Average Shares (in thousands)         1,241,407    1,241,207    1,241,407
Total Shares Outstanding (in thousands)     1,241,407    1,241,407    1,241,407
  Book Value per Share                          1.362        1.333        1.281
  Book Value per ADS (*)                       13.620       13.330       12.810
  Earnings per Share                            0.029        0.036       (0.015)
  Earnings per ADS (*)                          0.290        0.360       (0.150)

(*) 1 ADS = 10 ordinary shares

     o Grupo Financiero Galicia's first quarter net income represents an annualized return of 0.75% on average assets and 8.65% on average shareholders' equity.

                                            FY 2008          FY 2007
                                            --------   -------------------
                                               1Q         4Q         1Q
Profitability                               03/31/08   12/31/07   03/31/07
-----------------------------------------   --------   --------   --------
Return on Average Assets (*)                    0.75       0.97      (0.43)
Return on Average Shareholders Equity (*)       8.65      10.97       4.50

(*) Annualized

Net Income BY BUSINESS

     The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company for the quarter ended December 31, 2007.

     o "Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval as of March 31, 2008.

     o The "Deferred tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

     o "Other income GFG" mainly includes the administrative expenses and the financial expenses.

                                                             FY 2008          FY 2007
                                                             --------   -------------------
Net Income by Business                                        1st.Q     12/31/07   03/31/07
----------------------------------------------------------   --------   --------   --------
Income from stake in Banco Galicia (94.66%)(*)                   36.6       48.7      (33.9)
Income from stake in Sudamericana Holding (87.5%)                   4        4.0        3.9
Income from Stake in other companies                             (0.1)       0.2        0.1
Adjustment result by deferred tax in subsidiary companies         3.3       (0.5)       3.2
Other Income GFG                                                 (7.7)      (7.7)      13.5
Income tax                                                          -       (0.1)      (4.9)

Net Income for the period                                        36.2       44.6      (18.1)

(*) Until August 2, 2007 our stake in Banco Galicia was 93.6%

CONFERENCE CALL

On Tuesday, May 13 at 11:30 A.M. Eastern Standard Time (12:30 A.M. Buenos Aires
Time), GFG will host a conference call to review this results.

The call-in number is: (719) 325-4760


--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA
Consolidated with subsidiary companies (Art.33 - Law 19550).

                                                          03/31/08     12/31/07     09/30/07     06/30/07     03/31/07
                                                         ----------   ----------   ----------   ----------   ----------
                                                                              In millions of pesos
CASH AND DUE FROM BANKS                                     2,697.5      2,960.0      2,625.5      2,057.8      2,062.6
GOVERNMENT AND CORPORATE SECURITIES                         1,816.3      1,694.0      2,238.7      3,571.2      2,272.4
LOANS                                                      12,150.7     11,601.0     10,929.6      9,910.9     10,712.8
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                  3,997.9      3,597.0      3,198.6      3,378.5      3,841.0
EQUITY IN OTHER COMPANIES                                      45.7         43.8         43.7         42.2         40.5
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                      1,339.6      1,304.0      1,255.2      1,250.5      1,263.3
OTHER ASSETS                                                1,684.7      1,628.9      1,477.9      1,065.2      1,005.9
TOTAL ASSETS                                               23,732.4     22,828.7     21,769.2     21,276.3     21,198.5

DEPOSITS                                                   13,873.5     13,165.6     12,748.3     12,438.8     11,858.1
- Non-Financial Government Sector                             161.4        193.9        207.7        202.7         79.7
- Financial Sector                                            165.3        167.2        159.5        156.1        153.9
- Non-Financial Private Sector and Residents Abroad        13,546.8     12,804.5     12,381.1     12,080.0     11,624.5
   - Current Accounts                                       2,983.1      2,629.9      2,465.7      2,439.2      2,080.1
   - Savings Accounts                                       3,181.6      3,229.0      3,014.8      2,816.8      2,647.5
   - Time Deposits                                          6,960.1      6,543.9      6,467.2      6,433.8      6,536.0
   - Investment Accounts                                        0.2          0.2          3.6          5.5          5.6
   - Other                                                    321.4        291.1        302.8        232.7        209.8
   - Accrued interest and quotation diferences payable        100.4        110.4        127.0        152.0        145.5

OTHER BANKS AND INTERNATIONAL ENTITIES                      1,081.2        930.4        865.1        361.7        447.0
NEGOTIABLE OBLIGATIONS                                      2,945.9      3,045.5      3,229.6      3,686.4      3,511.2
OTHER LIABILITIES                                           3,916.3      3,815.1      3,120.0      3,011.2      3,626.0
MINORITY INTERESTS                                            224.8        217.6        196.3        175.3        165.9
TOTAL LIABILITIES                                          22,041.7     21,174.2     20,159.3     19,673.4     19,608.2
SHAREHOLDERS' EQUITY                                        1,690.7      1,654.5      1,609.9      1,602.9      1,590.3

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (*)                                     2.55         2.49         1.90         1.61         2.23
Wholesale Price Index (%) (*)                                  2.68         2.67         4.02         5.37         1.75
C.E.R. (%) (*)                                                 2.42         2.30         1.50         1.91         2.52
Exchange Rate ($/U$S) (**)                                   3.1653       3.1510       3.1495       3.0908       3.1007

(*) Variation within the quarter.
(**) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA
Consolidated with subsidiary companies ( Art. 33 - Law 19550).

                                                                                Quarter ended:
                                                             ----------------------------------------------------
                                                             12/31/07   12/31/07   09/30/07   06/30/07   03/31/07
                                                             --------   --------   --------   --------   --------
                                                                              In millions of pesos
FINANCIAL INCOME                                                589.2      550.7      518.4      451.8      476.9
- Interest on Cash and Due From Bank                              4.0        5.1        4.1        2.0        3.7
- Interest on Loans to the Financial Sector                       0.4        0.3        0.5        0.2        2.3
- Interest on Overdrafts                                         36.4       34.4       32.1       25.1       19.6
- Interest on Notes                                             104.2       97.3       75.7       61.4       59.8
- Interest on Mortgage Loans                                     30.2       29.6       26.0       22.2       20.6
- Interest on Pladge Loans                                        3.4        3.7        3.4        2.8        2.5
- Interest on Credit Card loans                                 139.4      127.6      111.9      101.6       90.7
- Interest on Other Loans                                        70.8       63.3       56.6       42.7       40.1
- Net Income from Government and Corporate Securities            75.1       57.4       81.5       66.9       35.5
- On Other Receivables Resulting from Financial Brokerage         8.9        9.7        8.8        7.4       10.3
- Net Income from Guaranteed Loans-Decree 1387/01                14.3       13.8       15.5       20.1       30.3
- Adjustment by application of adjusting index                   39.7       47.6       22.5       45.2       89.9
- Quotations Differences on Gold and Foreign Currency            22.7       29.5       23.2       22.8       12.4
- Other                                                          39.7       31.4       56.6       31.4       59.2

FINANCIAL EXPENSES                                              334.8      338.5      290.7      263.0      354.5
- Interest on Demand Accounts Deposits                            4.6        4.7        3.6        4.0        4.1
- Interest on Saving Accounts Deposits                            0.9        0.8        0.8        1.5        1.4
- Interest on Time Deposits                                     166.7      156.6      130.9      119.0      114.6
- Interest on Interbank Loans Received ( Call Money Loans)        0.1        0.7        1.5        0.8        0.9
- Interest on Loans from Financial Sector                         0.3        0.4        0.5        0.5        0.6
- For other Liabilities resulting from Financial Brokerage       73.7       74.4       78.9       68.9       91.4
- Interest on Subordinated Negotiable Obligations                24.9       24.2       24.1       23.2       23.2
- Other interest                                                  1.1        1.1        1.1        1.3       42.3
- Adjustment by application of adjusting index                    4.5        7.7        7.8        8.2       43.2
- Contributions to the Deposit Insurance Fund                     5.7        5.5        5.3        5.0        4.7
- Other                                                          52.3       62.4       36.2       30.6       28.1

GROSS BROKERAGE MARGIN                                          254.4      212.2      227.7      188.8      122.4
PROVISIONS FOR LOAN LOSSES                                       85.2       96.6       72.7       36.8       49.4
INCOME FROM SERVICES, NET                                       264.3      251.4      241.3      220.4      200.0
ADMINISTRATIVE EXPENSES                                         382.4      366.5      339.3      304.3      276.2
- Personnel Expenses                                            211.2      191.0      174.7      160.7      144.2
- Directors' and Syndics' Fees                                    1.9        1.6        1.6        1.6        1.7
- Other Fees                                                     12.2       12.7       12.6        9.6        8.1
- Advertising and Publicity                                      25.3       33.2       29.5       26.9       24.3
- Taxes                                                          21.4       21.7       20.4       14.7       13.6
- Depreciation of Premises and Equipment                         15.4       14.5       13.3       12.0       10.2
- Amortization of Organization and Development Expenses           8.0        8.6        9.2        8.8        9.0
- Other Operating Expenses                                       56.3       52.3       49.6       45.5       43.1
- Other                                                          30.7       30.9       28.4       24.5       22.0

MINORITY INTEREST                                                (7.2)      (9.0)      (9.4)      (9.4)      (4.2)
INCOME FROM EQUITY INVESTMENTS                                    1.5        0.1        1.4        0.1        0.3
NET OTHER INCOME                                                  8.7       69.7      (21.4)     (29.5)       6.4
INCOME TAX                                                       17.9       16.7       20.7       16.7       17.4
NET INCOME                                                       36.2       44.6        6.9       12.6      (18.1)